ITEM 77C: Mergers

             Morgan Stanley All Star Growth Fund

      On September 17, 2003, as adjourned to September 30, 2003, a Special Meeting of Shareholders of Morgan Stanley All Star Growth Fund ("All Star Growth") was held to consider and vote upon an Agreement and Plan of Reorganization (the "Reorganization Agreement") between All Star Growth and Morgan Stanley American Opportunities Fund ("American Opportunities"), pursuant to which substantially all of the assets of All Star Growth would be combined with those of American Opportunities and shareholders of All Star Growth would become shareholders of American Opportunities receiving shares of American Opportunities with a value equal to the value of their holdings in All Star Growth. On April 24, 2003 the Board of Trustees unanimously approved the Reorganization Agreement, and on September 30, 2003 the Reorganization Agreement was approved by the affirmative vote of a majority of the shareholders of All Star Growth present in person or represented by proxy and entitled to vote at the meeting.

      On September 30, 2003, the Reorganization Plan between
All  Star  Growth and American Opportunities  was  completed
according  to  the  terms  set  forth  above  and   in   the
Reorganization Agreement.

For:     14,159,059.041             Against:     750,800.295
Abstain:  1,484,768.575